UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 0-15898

CASUAL MALE RETAIL GROUP, INC. 401(K) SALARIED SAVINGS PLAN

(Full title of the plan)

CASUAL MALE RETAIL GROUP, INC.

555 Turnpike Street

Canton, Massachusetts 02021

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

Financial Statements and Supplemental Schedule

Year ended December 31, 2004

Report of Independent Registered Public Accounting Firm

To Plan Administrator and Participants

Casual Male Retail Group, Inc.

401(k) Salaried Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Casual Male Retail Group, Inc. 401 (k) Salaried Savings Plan as of December 31, 2004 , and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held at end of year (as of December 31, 2004) and nonexempt transactions for the year ended December 31, 2004 are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. These supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Mahoney Cohen & Company, CPA, P.C.

New York, NY

June 10, 2005

Report of Independent Registered Public Accounting Firm

The Plan Administrator and Participants

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan as of December 31, 2003. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

Boston, Massachusetts

October 5, 2004

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	December 31
	2004	2003
Assets
Investments, at fair value	$19,261,183	$17,969,893

Receivables:
Employee contributions	10,860	49,321
Employer contributions	497,467	499,920

Total receivables	508,327	549,241

Net assets available for benefits	$19,769,510	$18,519,134

See accompanying notes.

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the year ended December 31, 2004

Additions
Net appreciation in fair value of investments	$875,762
Interest and dividend income	412,609
Net Transfers	107,673

1,396,044

Contributions:
Employee	1,536,863
Employer	497,467
Rollovers	80,149

2,114,479

Total additions	3,510,523

Deductions
Benefits paid directly to participants	2,260,147

Net increase	1,250,376

Net assets available for benefits at beginning of year	18,519,134

Net assets available for benefits at end of year	$19,769,510

See accompanying notes.

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

Notes to Financial Statements

December 31, 2004

1. Description of the Plan

The following description of Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering eligible employees of the Casual Male Retail Group, Inc. (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

All regular, full-time (as defined in the Plan) salaried employees of the Company who have completed six months of employment of and are at least 21 years of age are eligible to participate in the Plan. After completing age and service requirements, the employee can enter the Plan on the first day of any subsequent month.

As participants change positions at the Company, they may change from hourly to salary status or vice versa. Assets transferring in during 2004 from the Casual Male Retail Group, Inc. 401(k) Hourly Savings Plan amounted to $107,673, net.

Contributions

Each year, participants may contribute from 1% to 80% of pretax annual compensation as defined in the Plan, subject to the provisions of ERISA. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The employer matching contribution is discretionary at the option of the Company’s Board of Directors. For the year ended December 31, 2004, the Company matching contribution was 50% up to the first 6% of compensation that a participant contributed to the Plan.

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

Notes to Financial Statements (continued)

December 31, 2004

1. Description of the Plan (continued)

Participants’ Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and a pro rata allocation of investment gains or losses. Forfeitures available to reduce future Company matching contributions at December 31, 2004 were $2,230. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after three years of credited service (no service requirement prior to January 1, 2003).

Investment Options

Upon enrollment in the Plan, a participant may direct their elective contribution into various investment options offered by the Plan.

Participants may change their investment options at any time

Participant Loans

Participants may borrow the lesser of $50,000 reduced by the individual’s highest outstanding loan balance during the preceding twelve months or 50% of the individual’s vested balance with a minimum of $1,000 per loan. Loans are secured by the balance in the participant’s account. Other restrictions, as specified in the Plan agreement, may apply to a participant’s loan transaction. Principal and interest is paid ratably through payroll deductions.

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

Notes to Financial Statements (continued)

December 31, 2004

1. Description of the Plan (continued)

Payment of Benefits

On termination of service, or upon death, disability or retirement, a participant may receive a lump sum amount equal to the vested value of his or her account, or elect to receive alternative benefit payments as described in the plan document.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a plan termination, participants will become 100% vested in their accounts.

2. Summary of Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation

Investments are stated at fair value. Mutual funds are stated at fair value which equals the quoted market price on the last business day of the Plan year. The fair value of participation units owned by the Plan in the common collective trust fund are based on the redemption value of the funds on the last business day of the Plan year. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

Notes to Financial Statements (continued)

December 31, 2004

2. Summary of Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

During 2004, the Plan’s investments (including investments purchased, sold as well as held during the year) appreciated in fair value as follows:

Net Appreciation in Fair Value of Investments
Mutual funds	$507,526
Common collective trusts	368,236

$875,762

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits is as follows:

	December 31
	2004	2003
Putnam Stable Value Fund	$5,023,182	$5,078,517
Putnam S&P 500 Fund	3,659,361	3,680,424
The George Putnam Fund of Boston	2,984,379	2,684,826
Putnam Voyager Fund	1,695,865	1,765,869
Putnam U.S. Government Income Trust Fund	—	1,046,452

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

Notes to Financial Statements (continued)

December 31, 2004

4. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

5. Income Tax Status

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated August 9, 2002 stating that the form of the plan is qualified under Section 401 of the Internal Revenue Code and, therefore, the related trust is tax-exempt. In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

6. Excess Deferred Compensation Contributions

Excess contributions to the Plan for the year ended December 31, 2004 were approximately $7,000. The Company returned the excess contribution to the participants in May 2005, and the amount will be included in distributions for the year ending December 31, 2005.

7. Nonexempt Transactions

During the year ended December 31, 2004, approximately $111,000 of participants’ contributions was not deposited on a timely basis. The Company corrected the administrative problem which caused the late deposits, so that participants’ contributions can be deposited on a timely basis.

Supplemental Schedules

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

EIN: 04-2623104/Plan Number: 004

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of Issue, Borrower, Lessor, or Similar Party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares	Current Value
Commingled funds held by Putnam Investments:
	*Putnam Stable Value Fund	5,023,182	$5,023,182
	*Putnam S&P 500 Fund	119,353	3,659,361

Mutual funds held through Putnam Investments:
	*The George Putnam Fund of Boston	165,248	2,984,379
	*Putnam Voyager Fund	102,099	1,695,865
	*Putnam International Capital Opportunities Fund	689	16,802
	*Putnam U.S. Government Income Trust Fund	62,718	831,019
	*Putnam International Equity Fund	34,270	811,529
	*Putnam Equity Income Fund	46,933	818,048
	PIMCO Total Return Fund	34,535	368,485
	Artisan Mid Cap Fund	14,614	431,980
	Janus Mid Cap Value Fund	21,377	472,228
	Victory Diversified Stock Fund	14,900	241,974
	MSIF Small Company Growth Fund	16,754	201,380
	Ariel Fund	6,966	370,383
	*Putnam Capital Opportunities Fund	11,212	134,768
	*Casual Male Retail Group, Inc. – Common Stock	48,288	263,172
	*Putnam Retirementready 2010 fund	2,316	135,254
	*Putnam Retirementready 2015 fund	1,049	68,743
	*Putnam Retirementready 2020 fund	860	55,263
	*Putnam Retirementready 2025 fund	581	40,761
	*Putnam Retirementready 2030 fund	219	14,568
	*Putnam Retirementready 2035 fund	117	7,857
	*Putnam Retirementready 2040 fund	57	3,929
	*Putnam Retirementready 2045 fund	196	13,408

* Participant loans	5.0% – 10.5%		596,845

			$19,261,183

*	Indicates party-in-interest to the Plan.

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

EIN: 04-2623104/Plan Number: 004

Schedule G, Part III – Schedule of Nonexempt Transactions

(For the year ended December 31, 2004)

(a) Identity of party involved	(b) Relationship to plan, employer or other party- in-interest	(c) Description of transactions including maturity date, rate of interest, collateral, par or maturity value	(d) Purchase Price	(e) Selling Price	(f) Lease Rental	(g) Expenses incurred in connection with transaction	(h) Cost of asset	(i) Current value of asset	(j) Net gain or (loss) on each transaction

Casual Male Retail Group Inc.	Plan Sponsor	Participant contributions of $111,000 were not deposited with the custodian on a timely basis

Index to Exhibits

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Independent Registered Public Accounting Firm

32.1	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Casual Male Retail Group, Inc. 401(k) Salaried Savings plan

By:	/s/ David A. Levin
David A. Levin, President of Casual Male Retail
Group, Inc., the Plan Administer

June 28, 2005